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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                               dated February 19, 1999

                                      ILOG S.A.

                                9 Rue De Verdun BP 85
                                94253 Gentilly, France

                       (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F    X           Form 40-F       .
                -----                   -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes                      No   X   .
         -----                   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82-    N.A  .
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                                     ILOG S.A.

                                      FORM 6-K

     ILOG S.A. (the "Company") reported its results for the three months ended December 31, 1998 in a press release dated January 28, 1999. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

On October 26, 1998 the Company's subsidiary ILOG, Inc. entered into a lease agreement with Shoreline 101, LLC, for new premises located at 1080 Linda Vista Avenue, Mountain View, California. The Company fully guaranteed its subsidiary's obligations under the lease. A copy of the Lease Agreement is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

In connection with the Lease Agreement, ILOG, Inc. and Shoreline 101, LLC entered into an Improvement Agreement dated October 26, 1998. A copy of the Improvement Agreement is attached at Exibit 99.3 hereto and is incorporated by reference herein.

                                    EXHIBIT INDEX

Exhibit   Press release, dated January 28, 1999, announcing the results
99.1      of ILOG S.A. for the three months ended December 31, 1998.

99.2 Lease Agreement, dated October 26, 1998 between ILOG, Inc., ILOG S.A., and Shoreline 101, LLC.

99.3 Improvement Agreement dated October 26, 1998 between ILOG, Inc., and Shoreline 101, LLC.


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                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ILOG S.A.

                                        By:   /s/ Stuart Bagshaw
                                           --------------------------------
                                        Stuart Bagshaw
                                        Chief Operating Officer

Date: February 19, 1999